SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

REPUBLIC BANCORP. INC.
(Name of Issuer)

CLASS A COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

760281 204
(CUSIP Number)

Bernard M. Trager
601 West Market Street
Louisville, Kentucky 40202
(502) 584-3600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 7, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),(f) or (g), check the following box. /__/

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. - 760281 204

(1)	Names of Reporting Persons	Bernard M. Trager
I.R.S. Identification Nos. of Above Persons (entities only)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)	[ ] [ ]

(3)	SEC Use Only

(4)	Source of Funds (see Instructions)	00, PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)	Sole Voting Power	1,040,682.6	(1)
(8)	Shared Voting Power	414,585.0	(2)(3)
(9)	Sole Dispositive Power	1,040,682.6	(1)
(10)	Shared Dispositive Power	8,916,938.0	(3)(4)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	10,048,253.6	(1)(2)(3)(4)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)	52.1%	(5)

(14)	Type of Reporting Person	IN

(1) Includes 639,278 shares of Class B Common Stock of the Issuer held by the reporting person and 327.5 shares of Class B Common Stock of Issuer held in the Issuer’s 401(k) plan. Class B Common Stock is immediately convertible into Class A Common Stock on a one share for one share basis. Also includes 2,071.1 shares of Class A Common Stock allocated to the reporting person under the Republic Bancorp, Inc. Employee Stock Ownership Plan (the “ESOP”), and 7,516 shares of Class A Common Stock held in the Issuer’s 401(k) plan. Does not include an undetermined number of shares of Class A Common Stock to be allocated to the reporting person under the ESOP as of December 31, 2006, for which the reporting person has not yet received a plan statement.

(2) Includes 90,633.0 unallocated shares of Class A Common Stock held by the ESOP, of which the reporting person is a member of the Administrative Committee.

CUSIP NO. - 760281 204

(3) Includes 135,966 shares of Class B Common Stock held by the reporting person’s spouse, Jean S. Trager. Also includes 187,986 shares of Class A Common Stock held of record by Trager Family Foundation, Inc., a 501(c)(3) corporation of which the reporting person is a director.

(4) Includes 6,823,859 shares of Class A Common Stock held of record by Teebank Family Limited Partnership (“Teebank”), 894,714 shares of Class B Common Stock held of record by Teebank, 714,350 shares of Class A Common Stock held of record by Jaytee Properties Limited Partnership (“Jaytee”), and 160,063 shares of Class B Common Stock held of record by Jaytee. The reporting person is a limited partner and the reporting person’s spouse is a limited partner and a co-general partner, in her capacity as co-trustee of the Jean S. Trager Trust, of Teebank and Jaytee.

(5) Percentage was calculated based on the number of shares of Class A Common Stock outstanding as of December 31, 2006 (17,463,757) plus the securities beneficially owned by the reporting person that are currently convertible into shares of Class A Common Stock (1,830,348).

CUSIP NO. - 760281 204

(1)	Names of Reporting Persons	Jean S. Trager
I.R.S. Identification Nos. of Above Persons (entities only)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)	[ ] [ ]

(3)	SEC Use Only

(4)	Source of Funds (see Instructions)	00, PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)	Sole Voting Power	0
(8)	Shared Voting Power	323,952	(1)
(9)	Sole Dispositive Power	0
(10)	Shared Dispositive Power	8,916,938	(1)(2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	8,916,938	(1)(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)	47.8	(3)

(14)	Type of Reporting Person	IN

(1) Includes 135,966 shares of Class B Common Stock of the Issuer held by the reporting person and 187,986 shares of Class A Common Stock held of record by Trager Family Foundation, Inc., a 501(c)(3) corporation of which the reporting person is a director.

(2) Includes 6,823,859 shares of Class A Common Stock held of record by Teebank, 894,714 shares of Class B Common Stock held of record by Teebank, 714,350 shares of Class A Common Stock held of record by Jaytee, and 160,063 shares of Class B Common Stock held of record by Jaytee. The reporting person is a limited partner and a co-general partner, in her capacity as co-trustee of the Jean S. Trager Trust, and the reporting person’s spouse is a limited partner of, Teebank and Jaytee.

(3) Percentage was calculated based on the number of shares of Class A Common Stock outstanding as of December 31, 2006 (17,463,757) plus the securities beneficially owned by the reporting person that are currently convertible into shares of Class A Common Stock (1,190,743).

CUSIP NO. - 760281 204

(1)	Names of Reporting Persons	Jean S. Trager Trust
I.R.S. Identification Nos. of Above Persons (entities only)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)	[ ] [ ]

(3)	SEC Use Only

(4)	Source of Funds (see Instructions)	00, PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)	Sole Voting Power	0
(8)	Shared Voting Power	0
(9)	Sole Dispositive Power	0
(10)	Shared Dispositive Power	8,592,986	(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	8,592,986	(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)	46.4%	(2)

(14)	Type of Reporting Person	OO

(1) Includes 6,823,859 shares of Class A Common Stock held of record by Teebank, 894,714 shares of Class B Common Stock held of record by Teebank, 714,350 shares of Class A Common Stock held of record by Jaytee, and 160,063 shares of Class B Common Stock held of record by Jaytee. The reporting person is a co-general partner of Teebank and Jaytee.

(2) Percentage was calculated based on the number of shares of Class A Common Stock outstanding as of December 31, 2006 (17,463,757) plus the securities beneficially owned by the reporting person that are currently convertible into shares of Class A Common Stock (1,054,777).

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EXPLANATORY NOTE

The purpose of this Amendment No. 7 to the Schedule 13D filed February 8, 1999 (the “Schedule 13D”), is to add additional reporting persons and to update share ownership information with respect to Republic Bancorp, Inc., a Kentucky corporation (the “Issuer”). This Amendment No. 7 amends Items 2, 3, 5 and 7 of Amendments No. 1, 2, 3, 4, 5 and 6, and the Schedule 13D to reflect updated holdings for the reporting person. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meanings as set forth in the Schedule 13D, as amended.

Item 1. Security and Issuer

Not amended.

Item 2. Identity and Background

(a) The persons reporting on this Schedule 13D are Bernard M. Trager, Jean S. Trager and the Jean S. Trager Trust (individually, each is referred to as a Reporting Person and collectively, the Reporting Persons).

(b) The business address of the Reporting Persons is 601 West Market Street, Louisville, Kentucky 40202. The state of organization of the Jean S. Trager Trust is Kentucky.

(c)  Bernard Trager's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on is: Chairman of Republic Bancorp, Inc., 601 West Market Street, Louisville, Kentucky 40202. Jean S. Trager’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on is: homemaker. The Jean S. Trager Trust is a marital trust for the benefit of Jean S. Trager.

(d)  During the last five years, none of the Reporting Person’s has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such Reporting Persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Bernard M. Trager and Jean S. Trager are citizens of the United States.

The trustees of the Jean S. Trager Trust are Jean S. Trager and Steven E. Trager. The business address of Steven E. Trager is 601 West Market Street, Louisville, Kentucky 40202. Steven E. Trager's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on is: President and Chief Executive Officer of Republic Bancorp, Inc. and Chairman and Chief Executive Officer of Republic Bank & Trust, each having an address of 601 West Market Street, Louisville, Kentucky 40202. During the last five years, Steven E. Trager has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Steven E. Trager was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Steven E. Trager is a citizen of the United States.

CUSIP NO. - 760281 204

Item 3. Sources and Amount of Funds or Other Consideration.

On January 29, 1999, the ESOP purchased 200,000 shares of Class A Common Stock of the Issuer at a price of $12.91 per share from Bernard M. Trager, and purchased 100,000 shares of Class A Common Stock of the Issuer at a price of $12.91 per share from Banker's Insurance Agency, Inc. The ESOP borrowed an aggregate of $3,873,000 to finance such acquisitions from the Issuer, pursuant to a Loan Agreement, Note, and Stock Pledge Agreement previously filed as exhibits hereto. Bernard M. Trager is a member of the Administrative Committee of the ESOP, and, as such, shares voting power over the 90,633.0 currently unallocated shares of Class A Common Stock held by the ESOP.

On January 21, 2004, Jaytee purchased a total of 3,050 shares of Class B Common Stock of the Issuer in a private transaction. Class B Common Stock is immediately convertible into Class A Common Stock on a one share for one share basis The purchase price for the shares was $19.95 per share, and Jaytee employed working capital to make the purchase. Bernard M. Trager is a limited partner of Jaytee, and Jean S. Trager is a limited partner and, in her capacity as trustee of a marital trust, is a co-general partner of Jaytee.

On February 7, 2005, Bernard M. Trager exchanged 525 shares of Class A Common Stock for 525 shares of Class B Common Stock in a private transaction. The Class A Common Stock had an opening market price of $27.09 per share on the date of the transaction.

On November 28, 2005, Bernard M. Trager received a required minimum distribution of 2,599 shares of Class B Common Stock from his IRA.

On December 21, 2005, Bernard M. Trager received a required minimum distribution of 100 shares of Class A Common Stock from the ESOP.

On May 10, 2006, Teebank acquired 10,308 shares of Class B Common Stock in exchange for 10,308 shares of Class A Common Stock having a market value of $19.29 per share as of that date.

On August 7, 2006, the Jean S. Trager Trust acquired from Bernard M. Trager 20,000 units of general partnership interest of each of Teebank and Jaytee for a total purchase price of $2,000,000. Jean S. Trager and Steven E. Trager are the co-trustees of the Jean S. Trager Trust.

On December 6, 2006, Bernard M. Trager received a required minimum distribution of 8,700 shares of Class A Common Stock from his IRA.

On December 6, 2006, in Louisville, Kentucky, Bernard M. Trager received a required minimum distribution of 90 shares of Class A Common Stock from the ESOP and of 830 shares of Class B common stock from the Issuer’s 401(k) plan.

All of the foregoing transactions took place in Louisville, Kentucky.  The foregoing share amounts in this Item 3 have not been adjusted to reflect stock dividends which were declared and paid by the Issuer following the date of the foregoing transactions.

Item 4. Purpose of Transaction

Not amended.

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Item 5. Interest in Securities of the Issuer

(a) The aggregate number of shares and the percentage of Class A Common Stock beneficially owned by each person named in Item 2 is as follows:

	Number		Percentage

Bernard M. Trager	10,048,253.6	(1)	52.1%
Jean S. Trager	8,916,938	(2)	47.8%
Jean S. Trager Trust	8,592,986	(3)	46.4%
Steven E. Trager	9,013,664.9	(4)	48.6%

(1) Includes (i) 639,278 shares of Class B Common Stock of the Issuer held by Bernard M. Trager, (ii) 2,071.1 shares of Class A Common Stock and 327.5 shares of Class B Common Stock of Issuer held in the Issuer’s 401(k) plan, (iii) 7,516 shares of Class A Common Stock held in the Issuer’s 401(k) plan, (iv) 90,633.0 unallocated shares of Class A Common Stock held by the ESOP, of which Bernard M. Trager is a member of the Administrative Committee, (v) 135,966 shares of Class B Common Stock held by Jean S. Trager, and (vi) 187,986 shares of Class A Common Stock held of record by Trager Family Foundation, Inc., a 501(c)(3) corporation of which Bernard M. Trager is a director. Also includes 6,823,859 shares of Class A Common Stock held of record by Teebank, 894,714 shares of Class B Common Stock held of record by Teebank, 714,350 shares of Class A Common Stock held of record by Jaytee, and 160,063 shares of Class B Common Stock held of record by Jaytee. Bernard M. Trager is a limited partner and Bernard M. Trager’s spouse is a limited partner and a co-general partner, in her capacity as trustee of the Jean S. Trager Trust, of Teebank and Jaytee. Does not include an undetermined number of shares of Class A Common Stock to be allocated to Bernard M. Trager under the ESOP as of December 31, 2006, for which Bernard M. Trager has not yet received a plan statement.

(2) Includes (i) 135,966 shares of Class B Common Stock of the Issuer held by Jean S. Trager, and (ii) 187,986 shares of Class A Common Stock held of record by Trager Family Foundation, Inc., a 501(c)(3) corporation of which Jean S. Trager is a director. Also includes 6,823,859 shares of Class A Common Stock held of record by Teebank, 894,714 shares of Class B Common Stock held of record by Teebank, 714,350 shares of Class A Common Stock held of record by Jaytee, and 160,063 shares of Class B Common Stock held of record by Jaytee. Jean S. Trager is a limited partner and a co-general partner, in her capacity as trustee of the Jean S. Trager Trust, and her spouse is a limited partner of Teebank and Jaytee.

(3) Includes 6,823,859 shares of Class A Common Stock held of record by Teebank, 894,714 shares of Class B Common Stock held of record by Teebank, 714,350 shares of Class A Common Stock held of record by Jaytee, and 160,063 shares of Class B Common Stock held of record by Jaytee. The Jean S. Trager Trust is a co-general partner of Teebank and Jaytee.

(4) Includes (i) 16,205 shares of Class B Common Stock held by Steven E. Trager, (ii) 7,213 shares of Class A Common Stock and 1,157.5 shares of Class B Common Stock held in the Issuer’s 401(k) plan, (iii) 2,503.4 shares of Class A Common Stock allocated to Steven E. Trager under the ESOP, (iv) 90,633.0 unallocated shares of Class A Common Stock held by the ESOP, of which Steven E. Trager is a member of the Administrative and Investment Committees, (v) 7,122 shares of Class A Common Stock held by Mrs. Steven E. Trager, and (vi) 187,986 shares of Class A Common Stock held of record by Trager Family Foundation, Inc., a 501(c)(3) corporation of which Steven E. Trager is a director. Also includes 6,823,859 shares of Class A Common Stock and 894,714 shares of Class B Common Stock held of record by Teebank, and 714,350 shares of Class A Common Stock, and 160,063 shares of Class B Common Stock held of record by Jaytee. Steven E. Trager is a general and a limited partner of Teebank and Jaytee, and the Jean S. Trager Trust, of which Steven E. Trager is a co-trustee, is a general partner, of Teebank and Jaytee. Trusts for the benefit of, among others, Steven E.

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Trager and his two minor children are limited partners of Teebank and Jaytee. Steven E. Trager has an option to purchase general and limited partnership units representing an interest in the assets of Teebank and Jaytee (including the Issuer’s securities) owned by the Jean S. Trager Trust.  Does not include an undetermined number of shares of Class A Common Stock to be allocated to Steven E. Trager under the ESOP as of December 31, 2006, for which he has not yet received a plan statement.

(b) Number of shares to which each person named in response to paragraph (a) has:

(i) Sole power to vote or direct the vote:

Bernard M. Trager	1,040,682.6
Jean S. Trager	0
Jean S. Trager Trust	0
Steven E. Trager	134,937.9
(ii) Shared power to vote or direct the vote:

Bernard M. Trager	414,585.0
Jean S. Trager	323,952
Jean S. Trager Trust	0
Steven E. Trager	8,878,727.0
(iii) Sole power to dispose or direct the disposition of:

Bernard M. Trager	1,040,682.6
Jean S. Trager	0
Jean S. Trager Trust	0
Steven E. Trager	134,937.9
(iv) Shared power to dispose or direct the disposition of:

Bernard M. Trager	8,916,938
Jean S. Trager	8,916,938
Jean S. Trager Trust	8,592,986
Steven E. Trager	8,878,727.0

Bernard M. Trager shares the power to vote and/or direct the disposition of such securities with the following persons whose business or residence addresses and principal occupations are as follows: (a) Steven E. Trager, 601 W. Market Street, Louisville, Kentucky 40202, President and CEO of the Issuer and Chairman and CEO of Republic Bank & Trust Company (the “Bank”), 601 W. Market Street, Louisville, Kentucky 40202; (b) Scott Trager, 601 W. Market Street, Louisville, Kentucky 40202, Vice Chairman of the Issuer and President of the Bank; (c) Sheldon Gilman, as trustee, 500 W. Jefferson Street, 21st Floor, Louisville, Kentucky 40202, Attorney, Lynch Cox Gilman & Mahan, PSC, 500 W. Jefferson Street, 21st Floor, Louisville, Kentucky 40202; (d) Jean S. Trager, Bernard M. Trager’s spouse, 6001 Orion Road, Louisville, Kentucky 40222; and (e) Shelley Trager Kusman, 7413 Cedar Bluff Court, Prospect, Kentucky 40059, President, Banker’s Insurance Agency, 7413 Cedar Bluff Court, Prospect, Kentucky 40059. All of such persons are U.S. citizens, and none of such persons has been convicted in or is a party to a proceeding described in Items 2(d) or 2(e).

Jean S. Trager shares the power to vote and/or direct the disposition of such securities with the following persons whose business or residence addresses and principal occupations are as follows: (a) Steven E. Trager, 601 W. Market Street, Louisville, Kentucky 40202, President and CEO of the Issuer and Chairman and CEO of the Bank, 601 W. Market Street, Louisville, Kentucky 40202; (b) Scott Trager, 601 W. Market Street, Louisville, Kentucky 40202, Vice Chairman of the Issuer and President of the Bank; (c) Sheldon Gilman, as trustee, 500 W. Jefferson Street, 21st Floor, Louisville, Kentucky 40202, Attorney, Lynch Cox Gilman & Mahan, PSC, 500 W. Jefferson Street, 21st Floor, Louisville, Kentucky 40202; (d) Bernard M. Trager, the reporting person’s spouse, 6001 Orion Road, Louisville, Kentucky 40222; and (e) Shelley Trager Kusman, 7413 Cedar Bluff Court, Prospect,

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Kentucky 40059, President, Banker’s Insurance Agency, 7413 Cedar Bluff Court, Prospect, Kentucky 40059. All of such persons are U.S. citizens, and none of such persons has been convicted in or is a party to a proceeding described in Items 2(d) or 2(e).

The Jean S. Trager Trust shares the power to direct the disposition of such securities with (a) Steven E. Trager, 601 W. Market Street, Louisville, Kentucky 40202, President and CEO of the Issuer and Chairman and CEO of the Bank, 601 W. Market Street, Louisville, Kentucky 40202; and (b) Jean S. Trager, 6001 Orion Road, Louisville, Kentucky 40222. All of such persons are U.S. citizens, and none of such persons has been convicted in or is a party to a proceeding described in Items 2(d) or 2(e).

(c) None of the Reporting Persons has effected any transactions in shares of the Class A Common Stock (or Class B Common Stock which is convertible into Class A Common Stock on a share for share basis) of the Issuer during the past 60 days.

(d) As co-general partners of Jaytee and Teebank, the Jean S. Trager Trust and Steven E. Trager may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s securities held by Teebank and Jaytee. Bernard M. Trager, Jean S. Trager, Steven E. Trager and Shelley Trager Kusman, as directors of Trager Family Foundation, Inc., may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s securities by such corporation. As the holder of 135,966 shares of Class B Common Stock, Jean S. Trager has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. As the holder of 7,122 shares of Class A Common Stock, Mrs. Steven E. Trager may have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. In addition, Steven E. Trager, Scott Trager and Sheldon Gilman as trustee, among others, are limited partners of Teebank and Jaytee, and thereby possess the right to receive dividends from or the proceeds from the sale of pro rata interests in the Issuer’s securities upon distribution of assets from Teebank and Jaytee. Members of the Investment Committee of the ESOP, including Steven E. Trager, may have the power to direct the receipt of dividends from, or the proceeds from the sales of such securities. In addition, participants in the ESOP may have the right to receive dividends from such securities.

(e) Not Applicable.

Item 6 Contracts, Arrangements, Understandings, Or Relationships With Respect To Securities of The Issuer

Not amended.

Item 7. Material To Be Filed As Exhibits

Exhibit 99.1 Schedule 13D Joint Filing Agreement dated February 13, 2007 among Bernard M. Trager, Jean S. Trager and the Jean S. Trager Trust.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2007	/s/ BERNARD M. TRAGER
Bernard M. Trager

Date: February 13, 2007	/s/ JEAN S. TRAGER
Jean S. Trager

JEAN S. TRAGER TRUST

Date: February 13, 2007	By: /s/ JEAN S. TRAGER
Jean S. Trager